Exhibit 1.01

NRG Energy, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2022

Introduction

This report for the year ended December 31, 2022, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The term “conflict minerals” is defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten. For the purposes of this report, tin, tungsten, tantalum and gold will collectively be referred to as “3TGs”. The term “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo (the “DRC”) and the following adjoining countries: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.

Company Overview

This report has been prepared by the management of NRG Energy, Inc (herein referred to as “NRG,” the “Company,” “we,” “us,” or “our”) with the assistance of our third-party vendor, Assent Compliance (“Assent”). The information includes the activities of all majority-owned subsidiaries and consolidated joint ventures. It does not include the activities of minority-owned subsidiaries and variable interest entities that are not required to be consolidated.

NRG Energy, Inc., or NRG or the Company, is a consumer services company built on dynamic retail brands. NRG brings the power of energy to customers by producing and selling energy and related products and services, nation-wide in the U.S. and Canada in a manner that delivers value to all of NRG's stakeholders. NRG sells power, natural gas, and home and power services, and develops innovative, sustainable solutions, predominately under the brand names NRG, Reliant, Direct Energy, Green Mountain Energy, Stream, and XOOM Energy. The Company has a customer base that includes approximately 5.4 million Home customers as well as commercial, industrial, and wholesale customers, supported by approximately 16 GW of generation as of December 31, 2022.. NRG was incorporated as a Delaware corporation on May 29, 1992.

On September 16, 2014, NRG acquired Goal Zero LLC (“Goal Zero”), a provider of portable solar power and battery pack products and accessories. As a result of the acquisition, Goal Zero became a wholly owned indirect subsidiary of NRG. This report is made on behalf of Goal Zero and Reliant, which also contracts for the manufacture of certain products for sale, hereinafter collectively referred to as “NRG.”

Description of Products

No NRG subsidiary directly manufactures any products. A subsidiary contracts for the manufacture and assembly of its products through a competitive global supply process. The suppliers then source both raw materials and purchased parts. Goal Zero has 16 direct material suppliers globally, and there are generally multiple tiers between the 3TG mines and Goal Zero’s direct suppliers. Therefore, we rely on the direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to Goal Zero — including sources of 3TGs that are supplied to them from lower tier suppliers. Contracts with suppliers are frequently in force for multiple years and we cannot always unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, we are requiring such suppliers to provide information about the presence of conflict minerals in the products they supply to us and about the smelter sources of any 3TGs.

NRG conducted an analysis of the materials used in the production of products manufactured on behalf of its subsidiaries and determined that substantially all of such products may contain 3TGs. The Company expects that 3TGs may be found in those products within the following component parts:

•	Tantalum, used in capacitors;
•	Tin, used in soldered components;
•	Tungsten, used in coatings, alloys, heating elements and electrodes; and
•	Gold, used in circuit boards, electrodes and electronic components.

Conflict Minerals Program

NRG has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. NRG’s applicable supply contracts require suppliers to represent and ensure that they supply only 3TGs that are “conflict-free” as that term is defined in the Rule, unless otherwise agreed to by the parties. NRG also requires that its applicable suppliers agree that they will inform all of their own suppliers of this policy and undertake to ensure that such policy is complied with throughout the supply chain. NRG reserves the right, in such contracts, to audit its suppliers’ compliance at any time, and to terminate supply agreements if there is a material breach of the agreement.

In addition, in May 2016, NRG adopted manufacturing standards (the “Manufacturing Standards”) with which all contract manufacturers of the Company are required to comply, which can be found here: https://investors.nrg.com/static-files/b383e0f6-a2bf-467d-b8e8-4052d4941884. The Manufacturing Standards address compliance with laws and regulations, and require manufacturers to abide by the applicable laws and regulations of the country in which they are doing business, including, but not limited to, laws related to labor practices, health and safety, environmental responsibility, and anti-corruption. NRG employs third-party auditors to periodically audit contract manufacturers against the Manufacturing Standards, and reports such results to the Audit Committee of the Board of Directors. We believe that the standards also set requirements based on industry best practices and international conventions, including those related to 3TGs.

Reasonable Country of Origin Inquiry

To determine whether necessary 3TGs in our products originated in Covered Countries, we retained Assent Inc. (“Assent”), our third-party service provider, to assist us in reviewing our supply chain and identifying risks. We provided a list composed of suppliers associated with the Covered Products to Assent for upload to the Assent Compliance Manager tool (“ACM”). We deemed it impractical to filter this list further to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of conflict minerals in all parts supplied to NRG for our products.

To trace materials, and demonstrate transparency procured by the supply chain, NRG utilized the Conflict Minerals Reporting Template (CMRT) Version 6.2 or higher to conduct a survey of all in-scope suppliers. The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions about a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TGs used by those facilities.

During the supplier survey, the Company contacted suppliers via the Assent Compliance Manager, a software-as-a-service (SaaS) platform provided by Assent which enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for validation, assessment and management. The Assent Compliance Manager also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations, are managed through this platform.

Via the Assent Compliance Manager and Assent team, NRG then requested that all identified suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the ACM for future reporting and transparency. NRG directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested such suppliers to complete the CMRT form and submit such form to Assent.

Our program continues to include automated data validation on all submitted CMRTs. Data validation aims to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted forms are accepted and classified as valid or invalid based on a set criteria of validation errors (see appendix C for CMRT validation criteria) so that data is still retained. Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors and re-submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, NRG tracks program gaps to account for future improvement opportunities.

For reporting year 2022, there were 13 suppliers in-scope of the conflict minerals program and 13 provided a completed CMRT the total response rate for this reporting year was 100%.

Design of Due Diligence

NRG Energy, Inc. designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

Due Diligence Performed

1. Establish Strong Management Systems

Internal Compliance Team

NRG’s management system for conflict minerals covering calendar year 2022 was sponsored by our Chief Compliance Officer and was supported by appropriate members of the management team, and a team of subject matter experts from relevant functions such as Corporate Compliance, Supply Chain, and Legal. The team of subject matter experts was responsible for implementing our conflict minerals compliance strategy for calendar year 2022, and was led by the Chief Compliance Officer, who acted as the executive conflict minerals program manager. The Audit Committee of the Board of Directors of the Company (the “Audit Committee”) and senior management have been and continue to be informed about the results of our due diligence efforts on a regular basis.

The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company will undertake with suppliers and/or respective stakeholders in regards to conflict minerals.

The Company leverages Assent’s Managed Services in order to work with dedicated program specialists who support NRGs conflict minerals program. The Company communicates regularly with the Assent team in order to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of reporting templates such as CMRT and CMRs, as well as Section 1502 of the Dodd-Frank Act.

Control Systems

The Company expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to NRG are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. The Company expects direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

NRG’s Supplier Code of Conduct applies to all direct suppliers and outlines certain expected behaviours and practices.

The Supplier Code of Conduct is available on the public NRG website and is provided to all direct suppliers. If a supplier does not meet the Company’s requirements, the relationship with this supplier will be evaluated.

Supplier Engagement

NRG Energy, Inc. has a strong relationship with Tier 1 direct suppliers. As an extremely important part of the supply chain, NRG has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. NRG’s suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly fill a CMRT. Suppliers are provided guidance in their native language, if needed.

The Company engages with suppliers directly to request a valid (free of validated errors) CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, we have developed an internal procedure that includes supplier risk identification process that then leads to further steps of supplier engagement in the form of escalations, such as in-person meetings and/or corrective actions. Feedback from this engagement process has allowed the Company to oversee improvements in supplier responses and supplier compliance for this initiative.

Additionally, the Company includes contractual provisions relating to compliance with conflict mineral laws in supplier contracts, as a requirement of doing business with NRG. When entering into or renewing supplier contracts, a clause is added that requires suppliers to provide information about the source of 3TGs and smelters.

The Company continues to place a strong emphasis on supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources. Also, Assent’s automated feedback process that notifies suppliers of risks associated with their CMRT submission serves to educate suppliers of certain conflict minerals’ risks.

We believe that the combination of the Supplier Code of Conduct, our conflict mineral-related contract language , and direct engagement with suppliers for Conflict Minerals training and requests constitute a strong program when it comes to supplier engagement.

Grievance Mechanisms

The Company established multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of NRG’s policies, including conflict minerals. NRG has a Code of Conduct whereby employees and third-parties can learn about NRG’s policies (the “NRG Code of Conduct”). The NRG Code of Conduct, which is posted on NRG’s public website and its internal intranet site, contains multiple methods to report violations of NRG’s policies. In addition, NRG has a Supplier Code of Conduct containing similar information to the NRG Code of Conduct. The NRG Code of Conduct establishes the manner in which employees and others may report any matters they believe may violate the NRG Code of Conduct, and for the investigation and resolution of all such reports. They include the Ethics Alert line at nrg.alertline.com and the NRG Ethics Helpline at 888-263-0463, which permits individuals to provide confidential and anonymous reporting. The NRG Ethics Helpline (888-263-0463) and Alertline (www.nrg.alertline.com) are available 24 hours a day, seven days a week. They are administered by an outside company to ensure confidentiality and anonymity, if desired. Calls are not traced or recorded, and NRG does not keep any identifiable information regarding the sender of an online communication.

NRG’s Code of Conduct is accessible on the Company’s website at https://investors.nrg.com/static-files/3911d684-818a-46f7-af82-23702c264ecc.

Maintain records

The Company has adopted a policy to retain relevant documentation for a period of five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented. The Company stores all of the information and findings from this process in a database that can be audited by internal or external parties.

2.  Identify and Assess Risk in the Supply Chain

Supplier Risk Evaluation

Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which the Assent Compliance Manager identifies automatically based on established criteria. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, NRG is unable to determine if all of the specified smelters/refiners were used for 3TGs in the products supplied to the Company.

Assent’s supplier risk assessment (flagging suppliers’ risk as high, medium, low) identifies problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple conflict minerals factors.

Smelter/Refiners Risk Evaluation

Risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2022 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the RMAP. We do not typically have a direct relationship with 3TGs smelters and refiners and do not perform or direct audits of these entities within our pre-supply chain. Smelters that have completed an RMAP audit are considered to be  have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelter’s due diligence practices have not been audited against the RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.

Each facility that meets the RMI definition of a smelter or refiner of a 3TGs mineral is assessed according to red flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

●	Geographic proximity to Conflict-Affected and High-Risk Areas;
●	Known mineral source country of origin;
●	Responsible Minerals Assurance Process (RMAP) audit status;
●	Credible evidence of unethical or conflict sourcing;
●	Sanctions risks
●	Peer Assessments conducted by credible third-party sources.

As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through Assent, submissions that include any red flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to NRG.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain. In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:

A. Have you established a conflict minerals sourcing policy?

D. Have you implemented due diligence measures for conflict-free sourcing?

F. Do you review due diligence information received from your suppliers against your company’s expectations?

G. Does your review process include corrective action management?

If any smelter or refiner is not recognized by the RMI CFSI, we conduct outreach and research to gain more information about whether they are a smelter or a refiner, sourcing practices, location, and country of origin. Additionally, if any smelter is not certified conflict-free, we conduct outreach providing education on the RMAP and encouraging them to join this program. Through Assent, any CMRTs submitted by our suppliers that included any Red Flag smelters were asked to submit a product-level CMRT so we could determine if there was a connection between the red flag smelters originally listed and the products they supply to us. Suppliers were notified of the fact that one or more high-risk smelters appeared on their CMRT and were encouraged to engage in risk mitigation activities.

Neither NRG nor Goal Zero have a direct relationship with any smelters and refiners and, as a result, do not perform or direct audits of these entities within their supply chain. Smelter and refiner information was captured as part of the CMRT, as some suppliers provided the names of facilities it used as smelters or refiners. After obtaining the CMRT through the due diligence processes described above, we compared the smelters and refiners used by relevant suppliers against an independently verified list of smelters and refiners leveraging the audit results from the RMI (http://www.responsiblemineralsinitiative.org ) (which website is not incorporated by reference herein) as well as responses in the CMRT to gather the country, location and mine of origin information.

3.  Design and Implement a Strategy to Respond to Risks

Together with Assent, NRG developed processes to assess and respond to the risks identified in the supply chain. NRG has created a risk management plan, through which the conflict minerals program is implemented, managed and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations. The status of and any updates to this risk management plan are provided regularly to the Audit Committee and to senior management.

As part of our risk management plan, to ensure our applicable suppliers understand our expectations, we have communicated directly with these suppliers (orally and in writing), and included relevant information in our contracts with these suppliers, the Manufacturing Standards and the NRG Code of Conduct.

As described above, NRG reserves the right to terminate supplier agreements where we have reason to believe they are supplying us with 3TGs from sources that may support conflict in the Covered Countries. Should a supplier report information on a CMRT that would lead us to believe that their sourcing of 3TGs would support such conflict, we would engage in risk mitigation activities with such supplier.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in Goal Zero’s products, including (1) seeking information about 3TG smelters and refiners in NRG’s supply chain through requesting that suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding RMI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.

4.  Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

NRG does not have a direct relationship with any 3TG smelters/refiners and does not perform or direct audits of these entities within the supply chain. Instead, we rely on the RMAP to oversee and coordinate third-party audits of these facilities, which include audits conducted by RMI. The RMAP audit protocols and procedures were designed by the RMI who engage specially trained third-party auditors to independently verify that these smelters and refiners can be deemed conflict-free. We utilize the information provided by the RMI to validate the sourcing practices of processing facilities in NRG’s supply chain.

Assent directly engages smelters/refiners that are not currently enrolled in an industry recognized audit/assessment program to encourage their participation and for those smelters/refiners already conformant to the corresponding program’s standards, Assent thanks them for their efforts on behalf of its compliance partners. NRG is a signatory of these communications in accordance with the requirements of downstream companies detailed in the OECD Guidance.

5. Report Annually on Supply Chain Due Diligence

NRG has published the Form SD for the year ended December 31,2022. This report is publicly available on our website at http://investors.nrg.com/phoenix.zhtml?c=121544&p=irol-sec.. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein. NRG has also publicly filed a Form SD and this report with the U.S. Securities and Exchange Commission (SEC).

This year the Company has also considered impacts from the EU Conflict Minerals Regulation when disclosing details with regards to due diligence efforts. The Company will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of public report.

Due Diligence Results

Supply Chain Outreach Results

Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten, and gold. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified. The following is the result of the outreach conducted by NRG for the 2022 reporting year.

Supply Chain Outreach Metrics

Year	Suppliers in Scope	Response rate
RY 2022	13	100%

Upstream Data Transparency

Appendix A includes all smelters/refiners that suppliers listed in completed CMRTs that met the recognized definition of a 3TGs processing facility and were operational during the 2022 calendar year. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners have the practice to list all smelters/refiners they may purchase from within the reporting period. Therefore, the smelters/refiners (as sources) listed in Appendix A are likely to be more comprehensive than the list of smelters/refiners which actually processed the 3TGs contained in the Company’s products.

Although the potential for over-reporting is understood, NRG has taken measures to validate all smelter/refiner data against validated audit programs and databases intended to verify the material types and mine sources of origin.

Status	Number of identified smelters/refiners
RMAP Conformant	61
RMAP Active	0
Not Enrolled	3
Non-Conformant	3

Countries of Origin

Appendix B includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country of origin data obtained via Assent’s supply chain database (or other RCOI data, in the scenario NRG decides to use alternative data sources). Despite the additional smelter information obtained from these suppliers, in most cases information has been provided on a company or division level, rather than on a product level. Therefore, we cannot ascertain whether the smelters identified by our applicable suppliers are related to any parts or components actually provided to us by such suppliers.

Steps to be taken to mitigate risk

For the reporting year 2023 NRG intends to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in the Company’s products could originate from Conflict-Affected and High-Risk Areas:

•	Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
○	Using a comprehensive smelter and refiner library with detailed status and notes for each entity.
○	Scanning for verifiable media sources on each smelter and refiner to flag risk issues.
○	Comparing the list of smelters/refiners against government watch and denied parties lists.
•	Engage with suppliers more closely, and provide more information and training resources regarding responsible sourcing of 3TGs.
•	Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
•	Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.
•	Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.

Appendix A: Smelter List

Metal	Smelter Name	Smelter Facility Location	Smelter ID	RMAP Audit Status
Gold	Jiangxi Copper Co., Ltd.	China	CID000855	Conformant
Gold	Metalor Technologies (Suzhou) Ltd.	China	CID001147	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	CID001622	Conformant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	CID002224	Conformant
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China	CID002243	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	CID001149	Conformant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	CID001152	Conformant
Gold	Metalor Technologies S.A.	Switzerland	CID001153	Conformant
Gold	Metalor USA Refining Corporation	United States Of America	CID001157	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	CID001875	Conformant
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	CID002030	Conformant
Gold	Yunnan Copper Industry Co., Ltd.	China	CID000197	Outreach Required
Gold	Solar Applied Materials Technology Corp.	Taiwan, Province Of China	CID001761	Conformant
Gold	Shandong Gold Smelting Co., Ltd.	China	CID001916	Conformant
Gold	Singway Technology Co., Ltd.	Taiwan, Province Of China	CID002516	Non Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	CID000707	Conformant
Gold	Heraeus Germany GmbH Co. KG	Germany	CID000711	Conformant
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China	CID000773	Outreach Required
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	CID000937	Conformant
Tantalum	Asaka Riken Co., Ltd.	Japan	CID000090	Conformant
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	China	CID000616	Conformant
Tantalum	Global Advanced Metals Boyertown	United States Of America	CID002557	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	CID002180	Conformant
Tin	Aurubis Beerse	Belgium	CID002773	Conformant
Tin	Dowa	Japan	CID000402	Conformant
Tin	China Tin Group Co., Ltd.	China	CID001070	Conformant
Tin	Mineracao Taboca S.A.	Brazil	CID001173	Conformant
Tin	Minsur	Peru	CID001182	Conformant
Tin	Mitsubishi Materials Corporation	Japan	CID001191	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State Of)	CID001337	Conformant

Tin	PT Artha Cipta Langgeng	Indonesia	CID001399	Conformant
Tin	PT Refined Bangka Tin	Indonesia	CID001460	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	CID001477	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	CID001482	Conformant
Tin	Rui Da Hung	Taiwan, Province Of China	CID001539	Conformant
Tin	Thaisarco	Thailand	CID001898	Conformant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	CID001908	Non Conformant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	CID002517	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	CID002835	Conformant
Tin	PT Bangka Serumpun	Indonesia	CID003205	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	CID000228	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116	Conformant
Tin	Alpha	United States Of America	CID000292	Conformant
Tin	Gejiu Kai Meng Industry and Trade LLC	China	CID000942	Non Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082	Conformant
Tungsten	Kennametal Huntsville	United States Of America	CID000105	Conformant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258	Conformant
Tungsten	Global Tungsten & Powders LLC	United States Of America	CID000568	Conformant
Tungsten	Hunan Jintai New Material Co., Ltd.	China	CID000769	Conformant
Tungsten	Japan New Metals Co., Ltd.	Japan	CID000825	Conformant
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	CID000875	Conformant
Tungsten	Wolfram Bergbau und Hutten AG	Austria	CID002044	Conformant
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	CID002316	Conformant
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	CID002317	Conformant
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	CID002318	Conformant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320	Conformant
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	CID002321	Conformant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	CID002494	Conformant
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China	CID002513	Conformant
Tungsten	H.C. Starck Tungsten GmbH	Germany	CID002541	Conformant
Tungsten	Masan High-Tech Materials	Viet Nam	CID002543	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	CID002551	Conformant
Tungsten	Niagara Refining LLC	United States Of America	CID002589	Conformant
Tungsten	Hydrometallurg, JSC	Russian Federation	CID002649	RMI Due Diligence Review - Unable to Proceed

Appendix B: Countries of Origin

Afghanistan	Democratic Republic of Congo	Luxembourg	Switzerland
Ãland Islands	Djibouti	Malaysia	Taiwan
Albania	Ecuador	Mexico	Tajikistan
Andorra	Egypt	Mongolia	Tanzania
Angola	Eritrea	Morocco	Thailand
Argentina	Estonia	Mozambique	Turkey
Armenia	Ethiopia	Myanmar	Uganda
Australia	France	Namibia	United Arab Emirates
Austria	Georgia	Niger	United Kingdom
Azerbaijan	Germany	Nigeria	United States
Bahamas	Ghana	Panama	Uzbekistan
Barbados	Guinea	Papua New Guinea	Viet Nam
Belarus	Guyana	Peru	Zambia
Belgium	Hong Kong	Philippines	Zimbabwe
Benin	Hungary	Poland
Bolivia (Plurinational State of)	India	Portugal
Brazil	Indonesia	Russian Federation
Burundi	Ireland	Rwanda
Cambodia	Israel	Saudi Arabia
Canada	Italy	Singapore
Central African Republic	Japan	South Africa
Chile	Jersey	South Sudan
China	Kazakhstan	Spain
Colombia	Korea	Sudan
Congo	Kyrgyzstan	Sweden

Appendix C: CMRT Declaration Rejection/Approval Criteria

Assent Sustainability Platform Logic Structure

The following tables map the Assent Sustainability Platform’s status outputs and CMRT logic structure when determining supplier conflict mineral statuses as displayed on the dashboard. Using this table, and referencing the CMRT questions listed above, users will be able to determine what answers were provided by their suppliers to earn their conflict minerals statuses.

Dashboard Supplier Response Statuses

Supplier Status	Description
Not Submitted	A CMRT has not been submitted by the supplier
Complete	A CMRT has been submitted, and is valid and complete
Incomplete	A supplier with parts associated to them has submitted a partially completed Product-Level or User-Defined CMRT
Invalid Submission	A CMRT has been submitted and deemed invalid based on contradicting responses in the template
Out of Scope	The supplier is out of scope for conflict minerals and does not need to be contacted